EXHIBIT 99.1

                                                            Corporate Disclosure

                                                           [English Translation]

November 14, 2005

                                QUARTERLY REPORT
        (For the period from January 1, 2005 through September 30, 2005)

To:  The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, hanarotelecom incorporated ("the Company" or "hanarotelecom") is submitting this quarterly report.

                                NOVEMBER 14, 2005

Representative Director:                Mr. Soon Yub Kwon
Head Office:                            43, Taepyeongno 2-ga, Jung-gu
                                        Seoul, Korea 100-733
                                        (Tel.) 82-2-6266-5500
Person in Charge:                       Ms. Janice Lee, Chief Financial Officer
                                        (Tel.) 82-2-6266-2300

                              [HANAROTELECOM LOGO]

      On November 14, 2005, hanarotelecom incorporated ("the Company" or "hanarotelecom") filed a quarterly report (the "Report") with the Financial Supervisory Commission of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     Unaudited quarterly financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won ("KRW" or "Won").

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     The Report contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.

     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, a the discussions of the Company's business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and benefits of the proposed acquisition of Korea Thrunet Co., Ltd. (or "Thrunet"), and the regulatory environment in which the Company operates.

     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company's business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company's filings with the SEC.

     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

                                TABLE OF CONTENTS


I.    COMPANY INFORMATION
II.   BUSINESS
III.  FINANCIAL INFORMATION
IV.   OPINION OF INDEPENDENT AUDITORS
V.    GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES
VI.   INFORMATION REGARDING SHARES AND SHAREHOLDERS
VII.  INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES
VIII. TRANSACTIONS WITH RELATED PARTIES
IX.   ATTACHMENTS
X.    OTHER MATTERS


EXHIBIT 1. INDEPENDENT ACCOUNTANT'S REVIEW REPORT (NON CONSOLIDATED FINANCIAL STATEMENTS)

I.         COMPANY INFORMATION

1.         HISTORY OF THE COMPANY

         o        Major changes since its inception

                    Date                                                 Changes
         ---------------------------  -------------------------------------------------------------------------
                Apr. 19, 2005         Acquired a business license for T-Commerce data broadcasting businesses

                Aug. 12, 2005         Dr. Yoon Chang-bun resigns from his role of the Company's CEO and
                                      Representative Director

                Oct. 21, 2005         Mr. Kwon Soon-yub is appointed the Company's Representative Director and
                                      Senior Executive Vice President

         o        M&A related issues

         The Company decided to merge with Korea Thrunet Co., Ltd. (or "Thrunet") to maximize synergy effect by enhancing management efficiency and strengthen competitiveness in the broadband Internet market.

         -        Merger Timeline

                    Date                                              Major events
         -------------------------    --------------------------------------------------------------------------
                Sep. 5, 2005          Signing of an external valuation service agreement

                Sep. 14, 2005         BOD resolution on the small-scale merger with Thrunet

                Sep. 14, 2005         Submission of application for merger approval to the MIC

                Sep. 22, 2005         Signing of the merger agreement

                Oct. 6, 2005          Record date for ascertaining the Company shareholders in order to convene an extraordinary shareholders meeting for the merger

                Nov. 7, 2005          BOD resolution on the approval of the small-scale merger with Thrunet

                Jan. 1, 2006          Merger date

                Jan. 5, 2006          Report date for the completion of the merger

                Jan. 9, 2006          Announcement date for the completion of the merger


         o        Major events in 2005

                    Date                                                 Changes
         ---------------------------  --------------------------------------------------------------------------
                Jan. 20, 2005         Selected as one of three operators for WiBro business

                Feb. 4, 2005          Signed definitive agreement for the acquisition of Thrunet

                Apr. 25, 2005         Decided not to pursue the WiBro business

                Apr. 29, 2005         Final approval from the creditors of Thrunet on the acquisition

                Jun. 3, 2005          Completed the acquisition of 96.22% stake in Thrunet

                Jun. 24, 2005         The Court decided to end the court receivership of Thrunet

                Sep. 14, 2005         The Board passed a resolution on merger with Thrunet.
                                      Subsequently, the merger plan was submitted to the Financial Supervisory
                                      Commission of Korea (or "FSC")

                Sep. 22, 2005         Signed the merger agreement

                Nov. 7, 2005          The Board approved a small-scale merger with Thrunet

         Other than the above, during 3Q 2005, there were no major changes in the Company's management, largest shareholders and scope of business.

         o        Status of affiliated companies

         As of November 14, 2005, the Company's affiliated companies are as follows;

         1.       hanarotelecom incorporated (Listed)

         2.       Korea Thrunet Co., Ltd. (Not listed)

         3.       Hanaro Realty Development & Management Co., Ltd. (Not listed)

         4.       Hanaro Telephone & Internet Information, Inc. (Not listed)

         5.       HanaroDream, Inc. (Not listed)


2. NUMBER OF SHARES ISSUED (AS OF NOVEMBER 14, 2005)

     A) Total number of shares issued

                                                                   (Unit: share)

                   Authorized Shares              Shares Issued and Outstanding             Shares Trading
          ------------------------------------  ----------------------------------  --------------------------------
                      700,000,000                          462,135,180                        462,135,180

     B) Descriptions of the shares issued and outstanding

                                                      (Unit: share, KRW million)

                         Type                       Amount of capital stock                   Par value
          ----------------------------------   --------------------------------   ----------------------------------
                Registered Common Stock                    2,310,676                     KRW5,000 per share

     C) Bonds with warrants

                                              Zero coupon bonds (13th)               Zero coupon bonds (18th)
          ----------------------------   ------------------------------------   ------------------------------------
                   Issue Date                       March 6, 2001                       February 26, 2002

                Exercise Period              Jun. 6, 2002 ~ Feb. 6, 2006          May. 26, 2002 ~ Jan. 26, 2007

                 Exercise Price                       KRW 5,000                             KRW 5,000

             Number of shares to be                   9,391,320                             3,963,600
              issued upon exercise

     D) Employee share scheme (Employees Stock Ownership Association)

         Transactions with the Employee Stock Ownership Association (as of September 30, 2005):

         [Loans to the employees]

                                                             (Unit: KRW million)

          Series No.    Lender               Period                         Interest       Ending         Details of
                                                                              Rate         Balance        Collateral
          -----------   ------------------   ---------------------------   ----------   -------------  ----------------
          1st           hanarotelecom        January 14, 2005 ~               2.00%          2,364
                                             January 13, 2007

          2nd           hanarotelecom        September 1, 2005 ~                -            2,068
                                             September 1, 2006

                        Korea Exchange       September 1, 2005 ~              4.45%          1,285      Guaranteed
                        Bank                 September 1, 2006                                          by the
                                                                                                        Company

          3rd           hanarotelecom        July 23, 2004 ~                    -            8,461
                                             July 22, 2006

                        Hana Bank            July 23, 2005 ~                  4.18%          5,636      Guaranteed
                                             July 22, 2006                                              by the
                                                                                                        Company
          -----------   ------------------   ---------------------------   ----------   -------------  ----------------
          Total                                                                             19,813

         i) Exercising voting rights with respect to shares owned by the Association.

                  Regulations of the Employee Stock Ownership Association

                  - The voting rights of shares held in the member's individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.

         ii)      Shares owned by the Association (Unit: share)

               Account held by                  Type                Beginning of 2005           Sep. 30, 2005
          -------------------------   ------------------------   ------------------------   ------------------------
                 Association                Common Share                 1,452,742                 1,437,817

                   Members                  Common Share                     -                         -

3.         VOTING RIGHTS (AS OF OCTOBER 6, 2005)

                               Description                                    Number of common shares
          ----------------------------------------------------    --------------------------------------------------
          1. Shares with voting right                                                 462,135,180
             (one vote for each share)

          2. Shares with no voting right                                                  -

          3. Shares with restricted voting right                                      95,097,219

          4. Shares with reinstated voting rights                                         -

          5. Shares with unrestricted voting right                                    367,037,961

           Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders and others (pursuant to Article 191-11 of the Korean Securities and Exchange Act). Such shares are as follows:

           -        Pursuant to Article 191-11 of the Korean Securities and
                    Exchange Act

                      Shareholder                   Number of shares owned        Number of shares in excess of 3%
          ------------------------------------   -----------------------------   ------------------------------------
          Newbridge Asia HT, L.P                          49,535,799                         35,671,744

          AIF II NT, Ltd.                                 38,456,250                         24,592,195

          SSB-AOF NT, Ltd.                                24,721,875                         10,857,820

          Korea Investment & Trust Management             23,084,881                          9,220,826
          Co., Ltd.

          SK Telecom Co., Ltd.                            22,090,000                          8,225,945

          United Classic Investments Limited              20,392,746                          6,528,691
          ------------------------------------   -----------------------------   ------------------------------------
          Total                                           178,281,551                        95,097,219

           Note) These numbers have been tabulated based on the Company's shareholder registry as of October 6, 2005 and electronic public, and based on the number of shares in excess of 3% of the total issued shares as of November 14, 2005 which was 13,864,055 shares.

           - Pursuant to Article 10 of Monopoly Regulation and Fair Trade Act of Korea

           Not Applicable.

II.      BUSINESS

  1.     INTRODUCTION

    A)   Industry Overview

         o   Characteristics of the industry

         In Korea's telecommunications service market, the demand for data services are expected to increase rapidly as the substitution by mobile and wireline-wireless integration continue. Price cutting and cannibalization of the fixed-line segment by mobile service have led to a fall in profitability and the voice traffic of the fixed-line segment, thus slowing down its growth. Broadband Internet (ADSL and HFC) access market grew rapidly until early 2003. Since then, however, the pace of growth has slowed down as the market reached the saturation stage. Recently, 100Mbps service such fiber-optic LAN has been a leading driver for the market growth.

         [ ] The general characteristics and trends of Korea's telecommunications industry are as follows;

         - Internet and mobile phones are leading the transformation of telecommunications industry

                  [] With the proliferation of Internet access and broadband Internet services becoming widespread, the demand for the data service has increased significantly.

                  [] The era of personal mobile communication followed the stabilization of the mobile handset markets after the explosive growth.

         -  Convergence of telecommunication and broadcasting

                  [] The industry is shifting from telephony oriented networks to the advanced networks that enable the real-time transmission of visual contents.

                  [] Distinction between telecommunications and broadcasting is blurring and these services are expected to be provided over the same network simultaneously.

         -  Wireline-wireless integration

                  [] The new era for the wireline-wireless integration is dawning on the back of new technologies such as WiBro, HSDPA, etc.

         -  Adoption of new technologies and cost savings

                  [] Ensuing competition is speeding up the development of new technologies and services.

                  [] A shift in the consumer demand and the rapid growth of the data transmission services led to cost reduction.

         o        Industry growth

         IT industry posted a rapid growth, accompanied by the rapid increase in the number of mobile phone and broadband Internet subscribers. However, due to the effect of market saturation, the growth has slowed down, which in turn has affected the overall revenue growth. The revenues and subscriber trends of Korea's IT industry are as follows;

         [Revenue Trend of Telecommunication Services in Korea]

                                                             (Unit: KRW million)

                                        2001                 2002                  2003                 2004
         ---------------------   -------------------   ------------------   -------------------   -------------------
           Network Services           26,541,800           28,858,400            28,644,060           30,176,025

           Special Services              961,100            1,179,500             1,330,583            1,026,452

         Value-added Services          3,023,400            3,763,900             4,358,596            4,648,212

             Broadcasting              5,802,500            9,174,600             8,507,210            7,069,292
         ---------------------   -------------------   ------------------   -------------------   -------------------
                 Total                36,328,800           42,976,400            42,840,449           42,919,981

         Note) Source : Korea Association of Information and Communication

         [Revenue Trend of Network Services Market]

                                                             (Unit: KRW million)

                                        2001                 2002                  2003                 2004
         ---------------------   -------------------   ------------------   -------------------   -------------------
              Fixed-line              12,834,741           13,630,358            13,289,072           13,484,132

               Wireless               13,707,092           15,228,067            15,354,988           16,691,893
         ---------------------   -------------------   ------------------   -------------------   -------------------
                 Total                26,541,833           28,858,425            28,644,060           30,176,025

         Note) Source : Korea Association of Information and Communication

         [Subscribers Trend by IT Sector]

                                                              (Unit: Subscriber)

                                   2000              2001              2002             2003              2004
         ------------------   ---------------   ---------------   ---------------   --------------   ----------------
             Broadband           3,870,293         7,805,515        10,405,486       11,178,499        11,921,439

          Local telephony       21,931,651        22,724,668        23,490,130       22,877,019        22,870,615

          Mobile telephony      26,816,398        29,045,596        32,342,493       33,591,758        36,586,052
         ------------------   ---------------   ---------------   ---------------   --------------   ----------------
               Total            52,618,342        59,575,779        66,238,109       67,647,276        71,378,106

         Source : Ministry of Information and Communication Republic of Korea


B)         Current Status of the Company

         o        Business environment and portfolio

            -  Current Business Outlook

              o        Overview

              The Company currently provides broadband Internet and voice services in 83 cities and 52 districts nationwide and has attracted a total of 4.30 million subscribers, which includes 2.77 million broadband Internet subscribers and 1.53 million voice subscriber lines as of the end of September 2005.

              o        Expansion of network facilities

              In order to build the Company into an integrated telecommunications service provider that is equipped with the capacity to provide the high-speed multi-media services, the Company started to deploy its networks in four major cities including Seoul in 1998. As of the end of September 2005, the total length of the Company's fiber optic cables reached 23,841 kilometers (including leased lines) over 83 cities, and covered
              13.46 million households for broadband services and 10.52 million households for telephony services, including those in the overlapping areas. FTTx network covers approximately 4.70 million households, while HFC network covers 8.60 million households.

              o        Operational results

              During the third quarter of 2005, helped by an effective retention strategy and proactive marketing that utilized fixed number portability (or "FNP"), the Company was able to contain the net subscriber loss to 11,000, while adding 52,000 voice subscribers. Due to the sales turnaround and cost reduction, the Company recorded KRW 1,073.5 billion in revenues for the nine month period ended September 30, 2005 and a 2.2% increase from the second quarter. The Company also posted KRW 129.0 billion in EBITDA, up 18.9% (QoQ), and KRW 15.0 billion in operating income.

              o        Financing

              The Company raised KRW 9.7 billion from vendor financing in January 2005 and USD 500 million from the issuance of the unsecured senior bonds to overseas investors in February, 2005. Also, the Company refinanced the outstanding portion of the syndicated loans (consisting of KRW 102.3 billion and USD 258.6 million), and made the repayment of KRW 66.7 billion in Information Promotion Fund loans, KRW 40.0 billion in Real Estate Trust loans, KRW 136.0 billion in corporate debentures and KRW
              41.2 billion in vendor financing loans. Meanwhile, the Company drew USD 201.8 million and KRW 79.8 billion from the syndicated loans, in accordance with the new syndicated loan agreement that was signed on April 21, 2005.

              o        2005 Business Plan

                  >         Strengthening of competitiveness

              To strengthen competitiveness, hanarotelecom would offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by acquiring Thrunet and solidifying the ties with its business partners.

                  >         Innovation of operational capability

              The Company would adopt marketing and sales techniques that are suitable for the market maturation stage. To further strengthen the core competencies, the Company would also enhance its operational capability by innovating organizations that directly serve customers to make them low-cost but highly efficient distributors.

                  >         Identifying new growth engines

              To transform itself into a comprehensive communication service provider covering voice, data, wired/wireless and broadcasting services, hanarotelecom would secure the foundation for its future strategic businesses by venturing into the fields of new businesses such as broadband TV, and identify businesses models for broadband convergence network (BcN) and home network businesses by further sophisticating existing services.

-        Market Share

         o        Broadband Internet Subscribers & Market Share

Service Provider                                 September 2005
                               -------------------------------------------------
                               No. of Subscribers                   Market Share
                               ------------------                   ------------
Hanarotelecom                         2,774,926                           23.0%
KT Corp.                              6,244,040                           51.8%
Thrunet                                 920,778                            7.6%
Others                                2,114,534                           17.5%
                               ------------------                   ------------
Total                                12,054,278                            100%
                               ==================                   ============

Note 1) Source: MIC

Note 2): Others include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and network service operators.

         o        Local Telephony Service Subscriber Lines & Market Share

Service Provider                                 September 2005
                               -------------------------------------------------
                               No. of Subscriber Lines              Market Share
                               -----------------------              ------------
Hanarotelecom                         1,526,588                            6.6%
KT Corp.                             21,490,717                           93.2%
Dacom Corp.                              37,877                            0.2%
                               -----------------------              ------------
Total                                23,055,182                            100%
                               =======================              ============

Note 1) Source: MIC


2.       MAJOR FACILITIES

         A)       Status on major facilities


                                                             (Unit: KRW million)

Description                   Beginning book value           Ending book value
                              (As of Jan. 1, 2005)         (As of Sep. 30, 2005)
                              --------------------         ---------------------
Land                                      162,778                      164,012
Buildings                                 277,333                      273,553
Structures                                    172                          168
Machinery                               1,888,209                    1,715,394
Others                                     11,230                       10,593

B)       Capital Expenditure ("CAPEX") plan

         o        CAPEX


                                                             (Unit: KRW billion)

Item                         2005 (1Q~3Q)                    2005 (E)
                             ------------                    --------
Backbone                             48.2                        85.3
Last-mile                           113.2                       163.0
Others                               32.4                        50.7
                             ------------                    --------
Total                               193.8                       299.0
                             ============                    ========

         Note) 2005 CAPEX is expected to be around KRW 300.0 ~ KRW 320.0 billion based on the current trend.


3.       SALES AND MARKETING

         A)       Revenue breakdown


                                                             (Unit: KRW million)

Products                     2005 (1Q~3Q)             2004 (1Q~3Q)        2004
                             ------------             ------------     ---------
Voice                             276,134                  209,910       291,280
Leased Line                        33,489                   29,595        39,717
Broadband                         701,865                  741,491       985,428
Others                             62,003                   89,868       120,060
                             ------------             ------------     ---------
Total                           1,073,492                1,070,863     1,436,485
                             ============             ============     =========


4.       DERIVATIVES CONTRACTS

                                                                                                   Valuation
Derivatives                                                                       Date of         Gains/Losses
Contact             Amount             Payment Method            Counterparty     Contract          (in KRW)
----------------------------------------------------------------------------------------------------------------
                    USD 63,065,475     Receive the principal     Korea            Dec. 19,       -11,173,824,229
Cross                                  and interest in USD and   Development        2003
currency and                           make payments in KRW      Bank
interest rate                          based on the FX rate
swaps                                  and the swap rates at
                                       the time of the contract
----------------------------------------------------------------------------------------------------------------

                    USD 138,744,045    Receive the principal     Korea            Feb. 10,       -20,819,895,591
Cross                                  and interest in USD and   Development        2004
currency and                           make payments in KRW      Bank, etc.
interest rate                          based on the FX rate
swaps                                  and the swap rates at
                                       the time of the contract
----------------------------------------------------------------------------------------------------------------

Cross               USD 500,000,000    Receive the principal     Korea            Feb. 1,          4,685,079,442
currency swaps                         in USD and make           Development       2005
                                       payments in KRW based     Bank, etc.
                                       on the FX rate at the
                                       time of the contract
----------------------------------------------------------------------------------------------------------------

5.       RESEARCH AND DEVELOPMENT ACTIVITIES

         A)       R&D Expenses

                                                             (Unit: KRW million)


         Items                         2005 (1Q~3Q)       2004            2003
                                       ------------      ------           ------
R&D Expenses                             5,932           5,335            9,954
R&D Expenses to Revenues                  0.56%           0.37%            0.72%


6.       OTHER MATTERS AFFECTING INVESTMENT DECISIONS

         A)       Summary of financing activities

                  o        Domestic

                                                             (Unit: KRW million)


                  Source                          Beginning                                        Ending
                                            (as of Jan. 1, 2005)           Net change      (As of Sep. 30, 2005)
                                            --------------------           ----------      ---------------------
Commercial banks                                        208,955              -129,108                    79,847
Insurance companies                                          --                    --                        --
Merchant banks                                               --                    --                        --
Lease companies                                          19,857               -11,123                     8,734
Mutual savings & finance companies                           --                    --                        --
Other financial institutions                             59,997               -20,417                    39,580
Sub-total (financial institutions)                      288,809              -160,647                   128,162
Corporate bonds      Public offering                    480,000              -120,000                   360,000
                     Private placement                   16,000               -16,000                        --
Rights Issuance      Public offering                  1,692,600                    --                 1,692,600
Note)                Private placement                  585,000                    --                   585,000
Asset Backed         Public offering                         --                    --                        --
Securities           Private placement                       --                    --                        --
Others                                                       --                    --                        --
Sub-total (capital market)                            2,773,600              -136,000                 2,637,600
Borrowings from shareholders, directors,                     --                    --                        --
affiliated companies
Others                                                       --                    --                        --
                                            --------------------           ----------      ---------------------
                  Total                               3,062,409              -296,647                 2,765,762
                                            ====================           ==========      =====================


Note) Outstanding balance of right issuance marked here refers to the accumulated amount since the Company's inception.

         o        Overseas


                                                             (Unit: KRW million)

        Source                                Beginning                                             Ending
                                         (as of Jan. 1, 2005)              Net change       (As of Sep. 30, 2005)
                                         -------------------               -----------      --------------------
Financial institutions                               269,170                   -59,086                   210,084
Corporate bonds                                           --                   520,500                   520,500
Equity (including rights issuance)                   365,580                        --                   365,580
Asset Backed Securities                                   --                        --                        --
Others                                                    --                        --                        --
                                         -------------------               -----------      --------------------
Total                                                634,780                   461,384                 1,096,164
                                         ===================               ===========      ====================


Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

Note 2) Beginning and ending balances are based on the end of 3Q 2005 bid rate of KRW/USD = 1,041.00. The USD balances are as shown below;

                                                             (Unit: USD million)

        Source                                Beginning                                            Ending
                                         (as of Jan. 1, 2005)              Net change      (As of Sep. 30, 2005)
                                         -------------------               -----------     --------------------
Financial institutions                                 258.6                     -56.8                    201.8
Corporate bonds                                           --                     500.0                    500.0
Equity (including rights issuance)                     360.0                        --                    360.0
Asset Backed Securities                                   --                        --                       --
Others                                                    --                        --                       --
                                         -------------------               -----------     --------------------
Total                                                  618.6                     443.2                  1,061.8
                                         ===================               ===========     ====================


B)       Credit Ratings in 2005


                    Subject of credit
   Date                  rating              Credit        Credit rating company
-------------       -----------------        ------        -------------------------------
Jan. 14, 2005        Corporate bond          BB            Standard & Poor's
Jan. 17, 2005        Corporate bond          BBB+          National Information and Credit
                                                           Evaluation (NICE)
Jan. 24, 2005        Corporate bond          Ba2           Moody's
Aug. 2, 2005         Corporate bond          BBB           Korea Investors Service (KIS)
Aug. 7, 2005         Corporate bond          BBB           Korea Ratings
Aug. 18, 2005        Corporate               A3+           National Information and Credit
                     Promissory Note                       Evaluation (NICE)

III.     FINANCIAL INFORMATION

1.       SUMMARIZED FINANCIAL STATEMENTS

                                                             (Unit: KRW million)


                                      As of the
  Description                         end of 3Q
                                        2005            2004           2003           2002           2001
                                      ----------      ---------      ---------      ---------      ---------
[Current Asset]                          453,725        611,134        672,571        676,104        642,773

Quick assets                             453,167        609,293        671,302        665,242        628,471

Inventories                                  558          1,841          1,269         10,862         14,302

[Non-current Asset]                    2,818,191      2,561,300      2,709,351      2,925,467      2,937,920

Investment Securities                    555,463        144,348        117,922        188,425        203,435

Property and Equipment                 2,201,562      2,362,686      2,542,994      2,695,529      2,718,361

Intangible Asset                          61,166         54,266         48,435         41,513         16,124
                                      ----------      ---------      ---------      ---------      ---------

TOTAL ASSETS                           3,271,916      3,172,434      3,381,922      3,601,570      3,580,693
                                      ==========      =========      =========      =========      =========

[Current Liabilities]                    659,712        709,898        794,804      1,328,161        904,816

[Non-current Liabilities]                858,364        687,140        828,763        898,739      1,246,547
                                      ----------      ---------      ---------      ---------      ---------

TOTAL LIABILITIES                      1,518,076      1,397,038      1,623,567      2,226,900      2,151,363
                                      ==========      =========      =========      =========      =========

[Paid-in Capital]                      2,310,676      2,310,676      2,310,676      1,396,613      1,320,000

[Capital in excess of par value]         344,642        344,642        344,642        692,815        693,205

[Retained Earning]                      -908,644       -864,081       -874,573       -709,237       -586,097

[Capital Adjustment]                       7,166        -15,841        -22,390         -5,521          2,221
                                      ----------      ---------      ---------      ---------      ---------

TOTAL SHAREHOLDERS' EQUITY             1,753,840      1,775,396      1,758,355      1,374,670      1,429,329
                                      ==========      =========      =========      =========      =========

Revenue                                1,073,492      1,436,485      1,375,335      1,253,859        825,449

Operating Income                          26,906        114,021         75,207          6,080       -165,188

Ordinary Income                          -43,165         10,493       -165,336       -123,140       -244,113

Net Income                               -44,564         10,493       -165,336       -123,140       -244,113

For more information, please refer to Exhibit 1. Independent Accountant's Review Report (Non Consolidated Financial Statements).

IV.      OPINION OF INDEPENDENT AUDITORS

1.       OPINION OF INDEPENDENT AUDITORS

For more information, please refer to Exhibit 1. Independent Accountant's Review Report (Non Consolidated Financial Statements).

2.       FEES PAID TO INDEPENDENT AUDITORS FOR THE PAST 3 YEARS

         A)       Auditing fees to independent auditors for the past 3 years

                                                           (Unit : KRW thousand)


                                                                                  Total Hours of
 Year                        Auditor                       Auditing Fees              Service
--------------     -----------------------------           -------------          --------------
 2005                 Deloitte HanaAnjin LLC                  410,000                    2,500
 2004                 Deloitte HanaAnjin LLC                  370,000                    2,800
 2003                 Deloitte HanaAnjin LLC                  286,000                    2,500
                   (formerly known as Anjin Co.)


B)       Contracts with auditors for services other than auditing

                                                           (Unit : KRW thousand)

Date of Contract                Description                   Term        Fees
----------------    ------------------------------------     -------     ------
  Apr. 4, 2005      Advisory service rendered in             8 weeks     40,000
                    relation to the global bond offering

  Dec. 23, 2004     Issuance of comfort letter in            4 weeks     85,000
                    relation to the global bond offering

  Jan. 1, 2003      Due diligence                            3 weeks     65,000

V.       GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

1.       GOVERNANCE STRUCTURE

         A)       Board of Directors ("BOD")

                  o        Status of BOD


     Name                 Position                 Nominated by              Date of appointment
----------------   -----------------------     -------------------------     -------------------
Kwon Soon-yub      Representative Director             BOD                      Oct. 21, 2005

Wilfried           Non-standing Director               BOD                      Nov. 18, 2003
Kaffenberger

David Yeung        Non-standing Director               BOD                      Nov. 18, 2003

Paul Chen          Outside Director                Outside director             Nov. 18, 2003
                                                 nominating committee

Park Byung-moo     Outside Director                Outside director             Mar. 26, 2004
                                                 nominating committee           (re-elected)

Varun Bery         Outside Director                Outside director             Mar. 26, 2004
                                                 nominating committee

Park Sung-kyou     Outside Director                Outside director             Nov. 18, 2003
                                                 nominating committee           (re-elected)

Kim Sun-woo        Outside Director                Outside director             Nov. 18, 2003
                                                 nominating committee           (re-elected)


                  o        Status of Outside Directors

        Name                                     Experience
--------------------   ---------------------------------------------------------
Park Sung-kyou         The former chairman and CEO of Daewoo Communications
Kim Sun-woo            Standing Director, Okedongmu Children
Park Byung-moo         Managing Director, Newbridge Capital
Paul Chen              Managing Director, Newbridge Asia
Varun Bery             Managing Director, TVG Capital Partners, Ltd.


B) Executive compensation for directors (including outside directors) and members of Audit Committee

         o        As of the end of 3Q 2005;

                  - Total approved amount for payment to directors, outside directors and members of Audit Committee for FY 2005 at the Company's 2005 Annual General Meeting : KRW 2 billion

                  - Total amount paid to directors: KRW 760,874,692** (KRW 253,624,897 per director on average*)

                  - Total amount paid to members of audit committee: KRW 63,000,000 (KRW 21,000,000 per member on average*)


                  Note1 ) * includes allowances for retirement payment.

                  Note2) ** includes executive compensation for Dr. Yoon Chang-bun, the Company's former representative director who stepped down on August 12, 2005.

         o        Granting of the stock option rights (As of November 14, 2005)

                  - The cumulative number of stock option rights that have been granted: 22,086,075

                  - The cumulative number of stock option rights that have been cancelled or revoked : 119,594

                  - The cumulative number and type of stock option rights to be exercised: 21,966,481 common shares

                           - The number of stock options rights that have been granted prior to March 2000 is 1,583,591 and the Company will issue new shares upon the exercise of these rights.


                           - The number of stock option rights granted after December 2004 is 20,382,890 and the Company will determine the method of granting at the time of the exercise according to one of the following choices; the issue of new shares, the transfer of treasury stocks or the compensation of the difference between the exercise price and the market price.


2.       AFFILIATED COMPANIES (AS OF SEPTEMBER 30, 2005)


                                Hanaro Telephone
                                   & Internet
                               Information, Inc.


                          99.99%

   Hanaro Realty                                       57.02%
   Developement &                HANAROTELECOM                  HanaroDream Inc.
Management Co., Ltd.              INCORPORATED

                          99.99%
                                                   96.22%

                                 Korea Thrunet
                                   Co., Ltd.

VI.      INFORMATION REGARDING SHARES AND SHAREHOLDERS

1.       OWNERSHIP STRUCTURE

         A)       Largest Shareholder(s)

                                                       (As of November 14, 2005)

   Description             Type of Stock      Number of Shares        Ownership
----------------           -------------      ----------------        ----------
AIF II NT, Ltd.            Common share             38,456,250             8.32%
SSB-AOF NT, Ltd.           Common share             24,721,875             5.35%
                           -------------      ----------------        ----------
  Total                    Common share             63,178,125            13.67%
                           =============      ================        ==========


B)       Major shareholders with 5% or more shareholding

                                                         (As of October 6, 2005)

                                              Number of Common
   Description             Type of Stock           Shares             Ownership
------------------------   -------------      ----------------        ----------
Newbridge Asia HT, L.P.    Common share            49,535,799             10.72%
AIF II NT, Ltd.            Common share            38,456,250              8.32%
SSB-AOF NT, Ltd.           Common share            24,721,875              5.35%
Korea Investment & Trust
Management Co., Ltd.       Common share             23,084,881             5.00%
                           -------------      ----------------        ---------
  Total                    Common share            135,798,805            29.39%
                           =============      ================        =========


Note) Based on October 6, 2005, the closing date for the shareholder registry.


C)       Distribution of shareholders

                                                         (As of October 6, 2005)

  Type of                                    % of Total             No. of Shares
Shareholder        No. of Shareholders    Shareholder Number            Owned              Ownership
-------------      -------------------    ------------------        -------------          ---------
Minor                          107,870                 99.98          202,557,955              43.83%
Largest                              2                  0.00           63,178,125              13.67%
Major                               15                  0.01          195,965,236              42.40%
Others                               1                  0.01              433,864               0.09%
                   -------------------    ------------------        -------------          ---------
  Total                        107,888                 100.0          462,135,180              100.0%
                   ===================    ==================        =============          =========


Note 1) The above figures are based on the status of shareholder distribution compiled by Korea Securities Depositary ('KSD').

Note 2) Others include shareholders whose common shares are registered under the name of KSD.

2.       INFORMATION ON SHARES AND SHARE CERTIFICATES

For more details, please refer to the Company's 2004 Annual Report, which was filed with the SEC on April 11, 2005.

VII.  INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

  1.  DIRECTORS AND OFFICERS (AS OF NOVEMBER 14, 2005)

                        Name                                           Position                          No. shares
                                                                                                           owned
     -----------------------------------------   ----------------------------------------------------   -------------
                   Kwon Soon-Yub                 Representative Director

                    David Yeung                  Non-standing Director

               Wilfried Kaffenberger             Non-standing Director

                     Paul Chen                   Outside Director

                     Varun Bery                  Outside Director

                   Park Byung-moo                Outside Director & Member of Audit Committee

                   Park Sung-kyou                Outside Director & Member of Audit Committee

                    Kim Sun-woo                  Outside Director & Member of Audit Committee

                   Yoon Chang-bun                Non-executive Chairman

                  Dominic A. Gomez               Senior Executive Vice President &
                                                 Chief Operating Officer

                    Oh Jung-taik                 Senior Executive Vice President &
                                                 Chief Strategy Officer

                     Janice Lee                  Executive Vice President &
                                                 Chief Financial Officer

                    Oh Gyu-seok                  Executive Vice President &
                                                 Chief Marketing Officer

                   Song Hyung-jun                Senior Vice President                                     1,190

                   Park Geon-jun                 Senior Vice President                                     9,798

                    Doo Won-soo                  Senior Vice President                                     1,405

                    Kil Hyung-do                 Senior Vice President

                   Chang Young-bo                Senior Vice President

                  Park Chong-hoon                Senior Vice President

                   Shin Kyu-shik                 Senior Vice President

                   Cho Young-wan                 Senior Vice President                                     1,951

                      Matt Lee                   Senior Vice President

Note) On October 21, 2005, Mr. Kwon Soon-yub was appointed the Company's Representative Director at the 89th board meeting.

  2.  EMPLOYEES (AS OF SEPTEMBER 30, 2005)

                                        (Unit: Number of employee, KRW thousand)

         Description        Management          Others            Total          Total Salaries      Average Salaries
                               Staff                                             paid over nine
                                                                                 months in 2005
     ------------------   --------------   ----------------   --------------   -------------------   ----------------
            Male                1,339                48            1,387            62,889,236            45,349

           Female                 107                83              190             4,881,537            25,692
     ------------------   --------------   ----------------   --------------   -------------------   ----------------
            Total               1,446               131            1,577            67,780,773            42,981

  3.  TRADE UNION (AS OF NOVEMBER 14, 2005)

                           Description                                                Details
     --------------------------------------------------------   -----------------------------------------------------
                     Eligible for membership                                          1,276

                        Registered members                                            1,240

                         Standing members                                               7

                           Affiliation                                          Korea Labor Union

                              Others                                                    -



VIII.      TRANSACTIONS WITH RELATED PARTIES

    Not applicable.

IX.        ATTACHMENTS

    Not applicable.

X.         OTHER MATTERS

  1.  MATERIAL DEVELOPMENTS IN DISCLOSED EVENTS (AS OF SEPTEMBER 30, 2005)

           Date               Title                 Details                           After Disclosure
     ----------------   -------------------   ------------------------------    ------------------------------------
     May 27, 2003       Press release on      The Company stated it would       After the in-depth analysis on the
                        the pilot service     establish business platform for   future business strategy, the
                        of 2.3GHz Portable    wireless-wireline convergence     Company decided not to pursue the
                        Internet              using the 2.3GHz Portable         WiBro business at the 86th BOD on
                                              Internet                          April 25, 2005.  Subsequently, a
                                                                                fair disclosure was filed on April
                                                                                25, 2005.

     February 23, 2005  2005 Business plan    The Company announced its         At the earnings conference call for
                                              business plan for the fiscal      the second quarter of 2005, the
                                              year of 2005, with the            Company announced that it would
                                              following annual guidances -      revise its annual guidances;
                                              revenues of KRW 1,560 billion;    revenues down 5~10% from  KRW 1,560
                                              operating profit of KRW 150       billion, EBITDA down 15~20% from
                                              billion; net income of KRW 41.8   KRW 600 billion,  net loss of KRW
                                              billion,  EBITDA of KRW 600       100~120 billion and CAPEX of KRW
                                              billion,  CAPEX of KRW 299        300~320 billion.
                                              billion

     March 30, 2005     Resolution on         The Company filed a corporate     Due to the high-interest rate level
                        overseas issuance     disclosure on the overseas        in the global bond market and
                        of bonds              issuance of bonds within the      abandonment of the WiBro business
                                              range of USD 250 million.         plan, the Company cancelled its
                                                                                plan to issue corporate bonds
                                                                                overseas. Subsequently, a corporate
                                                                                disclosure was filed on Jun 30,
                                                                                2005.

     November 7, 2005   Approval of           Small-scale merger with Thrunet   Thrunet is scheduled to be merged
                        small-scale merger    was approved at the 90th board    into the Company as of January 1,
                        with Korea Thrunet    meeting. Subsequently, a          2006.
                        Co., Ltd. (or         corporate disclosure regarding
                        "Thrunet")            the BOD resolution was filed
                                              with the SEC on Nov. 10, 2005.


  2.  MAJOR DEVELOPMENT AFTER 3Q 2005

    On October 21, 2005, following the resignation of Mr. David Yeung from the Company's Representative Director, Mr. Kwon Soon-yub was appointed the Company's new Representative Director at the 89th board meeting.